BB 3/8 *

SEC 06002438 ISSION

SEC MAIL RECEIVED PROCESSING WASH. D.C. SECTION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 13987 |

AB 3/13

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Financial Partners, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Locust Street
(No. and Street)

| Des Moines | IA | 50309 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beth Stokes (515) 698-7673
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

| 600 Peachtree Street, Ste 2800 | Atlanta | GA | 30308 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Kevin Laraia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Financial Partners, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY J. DAVIS
Commission Number 702499
My Commission Expires
March 30, 2006

Notary Public

Signature

Vice President, Chief Operations Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ING Financial Partners, Inc.
## Consolidated Financial Statement
## For the year ended December 31, 2005

## Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

# Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
ING Financial Partners, Inc.

We have audited the accompanying consolidated statement of financial condition of ING Financial Partners, Inc. (the Company, a wholly owned subsidiary of Lion Connecticut Holdings, Inc., which is a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2005. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of ING Financial Partners, Inc. as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Atlanta, Georgia
February 14, 2006

# ING Financial Partners, Inc.
## Consolidated Statement of Financial Condition
## December 31, 2005
*(Dollars in Thousands, Except Share Data)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 25,056 |
| Restricted cash | | 65 |
| Cash segregated for regulatory purposes | | 118 |
| Securities owned, at fair market value | | 175 |
| Commissions and concessions receivable | | 9,955 |
| Accounts receivable, net of allowance of $426 | | 5,711 |
| Notes receivable, net of allowance of $387 | | 1,478 |
| Due from affiliates | | 211 |
| Prepaid expenses | | 467 |
| Deferred tax asset | | 6,504 |
| Deferred compensation plans investment | | 12,264 |
| Other assets | | 116 |
| Total assets | $ | 62,120 |
| **Liabilities and stockholder's equity** | | |
| Liabilities: | | |
| Commissions and concessions payable | $ | 9,455 |
| Accounts payable and other accrued expenses | | 5,295 |
| Due to affiliates, including $527 under tax allocation agreement | | 7,741 |
| Deferred compensation plans accrued expenses | | 13,537 |
| Subordinated borrowings | | 4,500 |
| Other liabilities | | 1,165 |
| Total liabilities | | 41,693 |
| Stockholder's equity: | | |
| Common stock ($10 par value; 5,000 shares authorized; 1,500 shares issued and outstanding) | | 15 |
| Additional paid-in capital | | 28,044 |
| Accumulated deficit | | (7,632) |
| Total stockholder's equity | | 20,427 |
| Total liabilities and stockholder's equity | $ | 62,120 |

*The accompanying notes are an integral part of this consolidated financial statement.*

*(Dollars in Thousands)*

## 1. Nature of Business and Ownership

ING Financial Partners, Inc. (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. (Parent), which is a wholly owned subsidiary of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly owned subsidiary of ING Groep N.V. (ING), a global financial services holding company based in The Netherlands.

The consolidated financial statements include the Company and its wholly owned subsidiaries: WSSI Alabama Insurance Agency, Inc., WSSI Massachusetts Insurance Agency, Inc., WSSI Ohio, Inc., WSSI Puerto Rico, Inc., and WSSI Texas, Inc., which are controlled by the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is a fully disclosed broker-dealer and clears all securities transactions through clearing brokers. The Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

## 2. Summary of Significant Accounting Policies

*General*

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

*Restricted Cash*

Cash of $40 at December 31, 2005 has been deposited in an escrow account at the National Securities Clearing Corporation and $25 at Pershing, LLC as part of related clearing agreements.

*Cash Segregated for Regulatory Purposes*

Cash of $118 December 31, 2005 has been segregated in a special account for regulatory purposes and for the exclusive benefit of customers under SEC Rule 15c3-3.

*Securities Owned*

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at market value with the gains and losses, determined using the specific identification method, recognized currently in the consolidated statement of operations.

*Accounts Receivable*

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

*Notes Receivable*

The Company has loaned money to certain of its representative agents under promissory note agreements, which bear interest at 8%. Each note contains a provision for forgiveness of principal and accrued interest if the representative agent meets specified commission production levels. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. The Company is amortizing the principal balance of the notes into operations ratably over the contractual term of the notes. No allowance for bad debt relating to these loan agreements was recorded as of December 31, 2005.

The Company has entered into loan agreements with certain of its representative agents under promissory notes agreements, which bear interest at various rates. These notes are payable by the representative agents to the broker-dealer and are due at various maturity dates. Notes receivable, relating to these loan agreements, in the amount of $805 are presented net of an allowance for bad debt of $387 at December 31, 2005.

*Income Taxes*

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years.

*Premises and Equipment*

Premises and equipment consist of office equipment and is stated at cost less accumulated depreciation. Depreciation has been calculated using the straight-line method over the assets' estimated useful lives. The estimated service lives of office equipment is from 3 to 7 years. Maintenance and repairs are charged to expense and improvements are capitalized.

*(Dollars in Thousands)*

*Financial Instruments with Off-Balance Sheet Risk*

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

## 3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2005. Significant components of the Company's deferred tax assets at December 31, 2005 are as follows:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Deferred compensation | $ | 3,856 |
| Legal fees | | 967 |
| Pension | | 1,093 |
| Allowance for doubtful accounts | | 363 |
| Other | | 225 |
| Total deferred tax asset | $ | 6,504 |

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized

The Internal Revenue Service is currently examining ING AIH's tax returns for the years 2002 and 2003. Management is not aware of any adjustments as a result of this examination that would have a material impact on the financial statements of the Company.

## 4. Related Party Transactions

ING Brokers Network, LLC (ING BN) (an affiliated company) and ING AIH allocate a portion of their general administrative expenses to the Company based on volume, number of personnel, and activity.

## 5. Employee Benefits

*401(k) and Pension Plans*

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2005, and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

*Deferred Compensation Plan*

The Company maintains deferred compensation plans (Plans) for registered representatives and other eligible employees. Under the Plans, if certain eligibility requirements are met, a participant may defer a portion of their income, including commission and fee earnings, as applicable. Such amounts are charged to salaries and employee benefits by the Company. Additionally, the Company may at its discretion allocate additional amounts to participants. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Company accrues interest to these participants based upon the actual rate of return on the underlying investment index choice. Such amounts are included in the Company's 2005 results of operations. The plans are unfunded; therefore, benefits are paid from the general assets of the Company. However, for one of the Plans, the Company has made investments that mirror amounts and elections of the participants, of which $12,264 is included as a deferred compensation plan investment on the consolidated statement of financial condition and is carried at market value. The total of net participant deferrals, which is reflected as a liability on the consolidated statement of financial condition, was $13,537 at December 31, 2005.

## 6. Contingencies

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

As with many financial services companies, the Company and certain of its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company believes full cooperation has been and is being provided.

The Company has received notice from the staff of the National Association of Securities Dealers (NASD) that the staff has made a preliminary determination to recommend that disciplinary action be brought against it for violations of the NASD Conduct Rules in connection with directed brokerage. Other regulators may take some form of action with respect to the Company or its affiliates before concluding activity relating to this matter. The Company believes an adequate accrual has been made in the financial statements for any liability that may result from this action.

The potential outcome of this and other such actions is difficult to predict. Depending upon the actual outcome, which could include but is not limited to a settlement involving penalties, the Company or certain of its affiliates could experience adverse effects. ING management believes, however, that the actual outcome of such action will not have a material adverse effect on the Company or ING's U.S. business.

The New York Attorney General's office and other regulators are also conducting other broad investigations involving the financial services industry. These initiatives currently focus on, among other things, compensation and other sales incentives, conflicts of interest, anti-competitive activity, marketing practices, and disclosure. It is likely that the scope of these investigations will further broaden before the investigations are concluded. Like other financial services companies, U.S. affiliates of ING have received formal and informal requests in this regard, and are cooperating fully with each request for information.

## 7. Subordinated Debt

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention not to renew the secured demand note collateralizing agreements due at maturity on November 30, 2006. At December 31, 2005, the Company had a subordinated debt of $4,500.

## 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. The rule requires the maintenance of minimum net capital of the greater of $250 or 2% of aggregate debit items. At December 31, 2005, the Company had net capital of $5,271 which was $5,021 in excess of the required net capital of $250.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH. D.C.
213

CONSOLIDATED FINANCIAL STATEMENT

**ING Financial Partners, Inc.**

***For the year ended December 31, 2005***

***with Report of Independent Registered Public Accounting Firm***